UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: April 26, 2022

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the 31 March 2022 Pillar 3 Report for UBS Group AG and significant regulated subsidiaries and sub-groups, which appears immediately following this page.

31 March 2022 Pillar 3 Report

UBS Group and significant regulated subsidiaries and sub-groups

Terms used in this report, unless the context requires otherwise

“UBS,” “UBS Group,” “UBS Group AG consolidated,” “Group,” “the Group,” “we,” “us” and “our”	UBS Group AG and its consolidated subsidiaries
“UBS AG consolidated”	UBS AG and its consolidated subsidiaries
“UBS Group AG” and “UBS Group AG standalone”	UBS Group AG on a standalone basis
“UBS AG” and “UBS AG standalone”	UBS AG on a standalone basis
“UBS Switzerland AG” and “UBS Switzerland AG standalone”	UBS Switzerland AG on a standalone basis
“UBS Europe SE consolidated”	UBS Europe SE and its consolidated subsidiaries
“UBS Americas Holding LLC” and “UBS Americas Holding LLC consolidated”	UBS Americas Holding LLC and its consolidated subsidiaries

Table of contents

UBS Group
2	Section 1	Introduction and basis for preparation
4	Section 2	Key metrics
7	Section 3	Risk-weighted assets
10	Section 4	Going and gone concern requirements and eligible capital
11	Section 5	Leverage ratio
13	Section 6	Liquidity and funding

Significant regulated subsidiaries and sub-groups
16	Section 1	Introduction
17	Section 2	UBS AG standalone
21	Section 3	UBS Switzerland AG standalone
27	Section 4	UBS Europe SE consolidated
28	Section 5	UBS Americas Holding LLC consolidated

Appendix
29	Abbreviations frequently used in our financial reports
31	Cautionary statement

Contacts

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Office of the Group Company Secretary

The Group Company Secretary handles inquiries directed to the Chairman or to other members of the Board of Directors.

UBS Group AG, Office of the
Group Company Secretary
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sh-company-secretary@ubs.com

Zurich +41-44-235 6652

Shareholder Services

UBS’s Shareholder Services team, a unit of the Group Company Secretary’s office, manages relationships with shareholders and the registration of UBS Group AG registered shares.

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Zurich +41-44-235 6652

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Imprint

Publisher: UBS Group AG, Zurich, Switzerland | ubs.com
Language: English

© UBS 2022. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

UBS Group

Section 1  Introduction and basis for preparation

Scope of Basel III Pillar 3 disclosures

The Basel Committee on Banking Supervision (the BCBS) Basel III capital adequacy framework consists of three complementary pillars. Pillar 1 provides a framework for measuring the minimum capital requirements for the credit, market, operational and non-counterparty-related risks faced by banks. Pillar 2 addresses the principles of the supervisory review process, emphasizing the need for a qualitative approach to supervising banks. Pillar 3 requires banks to publish a range of disclosures, mainly covering risk, capital, leverage, liquidity and remuneration.

This report provides Pillar 3 disclosures for the UBS Group and prudential key figures and regulatory information for UBS AG standalone, UBS Switzerland AG standalone, UBS Europe SE consolidated and UBS Americas Holding LLC consolidated in the respective sections under “Significant regulated subsidiaries and sub-groups.”

This Pillar 3 report has been prepared in accordance with Swiss Financial Market Supervisory Authority (FINMA) Pillar 3 disclosure requirements (FINMA Circular 2016/1 “Disclosure – banks”), as revised on 8 December 2021, the underlying BCBS guidance “Revised Pillar 3 disclosure requirements” issued in January 2015, the “Frequently asked questions on the revised Pillar 3 disclosure requirements” issued in August 2016, the “Pillar 3 disclosure requirements – consolidated and enhanced framework” issued in March 2017 and the subsequent “Technical Amendment – Pillar 3 disclosure requirements – regulatory treatment of accounting provisions” issued in August 2018.

As UBS is considered a systemically relevant bank (an SRB) under Swiss banking law, UBS Group AG and UBS AG are required to comply with regulations based on the Basel III framework as applicable to Swiss SRBs on a consolidated basis. Capital and other regulatory information as of 31 March 2022 for UBS Group AG consolidated is provided in the “Capital management” section of our first quarter 2022 report, available under “Quarterly reporting” at ubs.com/investors, and for UBS AG consolidated in the “Capital management” section of the UBS AG first quarter 2022 report, which will be available as of 29 April 2022 under “Quarterly reporting” at ubs.com/investors.

Local regulators may also require the publication of Pillar 3 information at a subsidiary or sub-group level. Where applicable, these local disclosures are provided under “Holding company and significant regulated subsidiaries and sub-groups” at ubs.com/investors.

Significant regulatory developments, disclosure requirements and other changes effective in this quarter

FINMA’s annual assessment of recovery and resolution plans

In March 2022, FINMA presented its annual assessment of the recovery and resolution plans of systemically important financial institutions in Switzerland. In its report, FINMA acknowledged the further progress that UBS has made with regard to its global resolvability by significantly reducing remaining obstacles to the implementation of its resolution strategy and making further improvements to its recovery plans. FINMA considered UBS’s global recovery plan and Swiss emergency plan to be effective, while identifying areas for further improvement that UBS will address in the course of 2022 and beyond.

Significant regulatory developments, disclosure requirements and other changes to be adopted after this quarter

Revision of the Swiss Liquidity Ordinance and introduction of a Swiss public liquidity backstop

The Swiss Federal Department of Finance (the FDF) launched a consultation on proposed revisions to the Swiss Liquidity Ordinance in September 2021, with the aim of strengthening the resilience of systemically important banks in Switzerland. As proposed, the revisions would increase the regulatory minimum liquidity requirements for systemically important banks, including UBS. The final rule is expected to become effective as of 1 July 2022 with a transition period, based on a review of the published consultation responses.

In conjunction with the revision of the Swiss Liquidity Ordinance, the Swiss Federal Council announced the key parameters for a public liquidity backstop in March 2022. The liquidity backstop would enable the Swiss government and the Swiss National Bank to support the liquidity of a systemically important bank domiciled in Switzerland in the process of resolution. The introduction of the backstop is intended to increase the confidence of market participants in the ability of systemically important banks to become successfully recapitalized and remain solvent in a crisis situation. The FDF is expected to issue a consultation by mid-2023.

Revisions to the Swiss Banking Ordinance

In April 2022, the FDF launched a consultation on proposed revisions to the Swiss Banking Ordinance that follows the amendment to the Banking Act adopted by the Swiss Parliament in December 2021, enacting insolvency provisions for banks into statutory law and strengthening the deposit insurance framework. It also sets out amendments that aim to replace the current resolvability discount on the gone concern capital requirements for systemically important banks with a capital surcharge for obstacles to the firm’s resolvability at the discretion of the authorities. The consultation period is scheduled to end on 15 July 2022. UBS is assessing the implications of the proposed revisions.

Other developments effective in this quarter

Capital returns

On 6 April 2022, the shareholders approved a dividend of USD 0.50 per share at the Annual General Meeting. The dividend was paid on 14 April 2022 to shareholders of record on 13 April 2022.

The 2021 share repurchase program was concluded on 29 March 2022. A total of 240.3 million UBS Group AG shares were acquired at an aggregate purchase price of CHF 3,810 million, of which 87.7 million shares were repurchased during the first quarter of 2022.

On 31 March 2022, we commenced a new 2022 share repurchase program of up to USD 6 billion over two years. We expect to execute around USD 5 billion of repurchases in aggregate under these programs in 2022. During the first quarter of 2022, we repurchased USD 1.7 billion of shares, including shares repurchased on 31 March 2022, which settled in April 2022.

›    Refer to the “Share information and earnings per share” section of our first quarter 2022 report, available under “Quarterly reporting” at ubs.com/investors, for more information

Sale of investment in Mitsubishi Corp.-UBS Realty Inc.

In March 2022, we signed an agreement to sell our investment in our Japanese real estate joint venture Mitsubishi Corp.-UBS Realty Inc. to KKR & Co. Inc. The closing of the transaction is subject to required filings and regulatory approvals and is expected in the second quarter of 2022. Our asset management, wealth management and investment banking businesses operating in Japan are not affected by the sale.

Upon closing of the transaction, we expect to record a gain in Asset Management and an increase in CET1 capital related to the sale of approximately USD 0.9 billion.

Significant model updates

On 13 December 2021, the French Court of Appeal found UBS AG guilty of unlawful solicitation and aggravated laundering of the proceeds of tax fraud. Following a review with FINMA, we will reflect additional operational risk risk-weighted assets (RWA) of USD 4.1 billion related to this matter in the first half of 2022. The additional operational risk RWA are being phased in over two quarters, with USD 2.1 billion reflected in the first quarter of 2022 and USD 2.0 billion to be reflected in the second quarter of 2022.

Since the beginning of the second quarter of 2021 we have begun to phase in an RWA increase related to a new model for structured margin loans and similar products in Global Wealth Management. This RWA increase is being phased in over five quarters until the second quarter of 2022. As a result, credit risk RWA increased by USD 0.7 billion in the first quarter of 2022.

In addition, we have implemented a new model for structured margin loans in the Investment Bank in the first quarter of 2022, resulting in a credit and counterparty credit risk increase of USD 0.4 billion.

The first quarter of 2022 also included a credit risk RWA increase of USD 0.3 billion due to a loss given default (LGD) model update related to leveraged finance clients in the Investment Bank.

›    Refer to “Note 14 Provisions and contingent liabilities” in the “Consolidated financial statements” section of our first quarter 2022 report, available under “Quarterly reporting” at ubs.com/investors, for more information about the French cross-border matter

Frequency and comparability of Pillar 3 disclosures

FINMA has specified the reporting frequency for each disclosure, as outlined in the table on pages 7–9 of our 31 December 2021 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors.

In line with the FINMA-specified disclosure frequency and requirements for disclosure with regard to comparative periods, we provide quantitative comparative information as of 31 December 2021 for disclosures required on a quarterly basis. Where specifically required by FINMA and / or the BCBS, we disclose comparative information for additional reporting dates.

›    Refer to our 31 December 2021 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors,  for more information about previously published quarterly movement commentary

UBS Group AG consolidated

Section 2  Key metrics

Key metrics of the first quarter of 2022

The KM1 and KM2 tables on the following pages are based on the Basel Committee on Banking Supervision (the BCBS) Basel III rules and International Financial Reporting Standards (IFRS). The KM2 table includes a reference to the total loss-absorbing capacity (TLAC) term sheet, published by the Financial Stability Board (the FSB). The FSB provides this term sheet at fsb.org/2015/11/total-loss-absorbing-capacity-tlac-principles-and-term-sheet.

Our capital and leverage ratios decreased in the first quarter of 2022, reflecting decreases in capital and increases in risk-weighted assets (RWA) and leverage ratio exposure. Our CET1 capital decreased by USD 0.7 billion to USD 44.6 billion, mainly as operating profit before tax of USD 2.7 billion was more than offset by share repurchases of USD 1.7 billion, dividend accruals of USD 0.4 billion, a USD 0.4 billion negative effect from financial assets at fair value through other comprehensive income (OCI) with a life-to-date OCI loss, current tax expenses of USD 0.4 billion and negative effects from foreign currency translation and defined benefit plans of USD 0.3 billion and USD 0.1 billion, respectively.

Our tier 1 capital decreased by USD 0.4 billion to USD 60.1 billion, primarily reflecting the aforementioned decrease in our CET1 capital, partly offset by a USD 0.3 billion increase in additional tier 1 (AT1) capital. The increase in AT1 capital was mainly driven by two issuances of AT1 capital instruments denominated in US dollars and Swiss francs amounting to USD 1.8 billion equivalent, partly offset by the call of a USD 1.1 billion equivalent AT1 capital instrument denominated in euro and interest rate risk hedge, foreign currency translation and other effects.

The TLAC available as of 31 March 2022 included CET1 capital, AT1 and tier 2 capital instruments eligible under the TLAC framework, and non-regulatory capital elements of TLAC. Under the Swiss systemically relevant bank (SRB) framework, including transitional arrangements, TLAC excludes 45% of the gross unrealized gains on financial assets measured at fair value through OCI for accounting purposes, which for regulatory capital purposes are measured at the lower of cost or market value. This amount was negligible as of 31 March 2022, but is included as available TLAC in the KM2 table in this section.

Our available TLAC increased by USD 1.8 billion to USD 106.6 billion in the first quarter of 2022, reflecting the aforementioned USD 0.4 billion decrease in our tier 1 capital, more than offset by a USD 2.3 billion increase in non-regulatory capital instruments, which was mainly due to five new issuances of TLAC-eligible senior unsecured debt denominated in US dollars, euro and Australian dollars amounting to USD 4.8 billion equivalent, partly offset by interest rate risk hedge, foreign currency translation and other effects.

RWA increased by USD 9.8 billion to USD 312.0 billion, mainly due to increases in market risk RWA of USD 2.8 billion, credit risk RWA of USD 2.3 billion, operational risk RWA of USD 2.1 billion, and counterparty credit risk RWA of USD 1.7 billion.

The increase in RWA, as well as the decreases in tier 1 and total capital, resulted in decreases in both the tier 1 and total capital ratios of 0.8 percentage points during the first quarter of 2022.

The leverage ratio exposure increased by USD 4.1 billion to USD 1,073.0 billion, mainly driven by higher central bank balances and derivative exposures, partly offset by lower trading portfolio assets and a decrease due to currency effects.

In the first quarter of 2022, the UBS Group quarterly average liquidity coverage ratio (the LCR) increased 5 percentage points to 160%, remaining above the prudential requirement communicated by the Swiss Financial Market Supervisory Authority (FINMA). The movement in the average LCR was driven by an increase in high-quality liquid assets of USD 24.9 billion to USD 252.8 billion, reflecting higher average cash balances driven by a decrease in funding consumption by the business divisions. Average net cash outflows increased by USD 11.6 billion to USD 158.4 billion due to higher cash outflows from securities financing transactions and debt issued.

As of 31 March 2022, our net stable funding ratio (the NSFR) was 122%, an increase of 3 percentage points compared with the NSFR as of 31 December 2021. This reflected USD 20.2 billion lower required stable funding, mainly due to decreases in trading portfolio assets and securities financing transactions, partly offset by USD 9.0 billion lower available stable funding, mainly driven by a decrease in debt issued.

KM1: Key metrics
USD million, except where indicated
		31.3.22	31.12.21	30.9.21	30.6.21	31.3.21
Available capital (amounts)
1	Common Equity Tier 1 (CET1)	44,593	45,281	45,022	42,583	40,426
1a	Fully loaded ECL accounting model CET1[1]	44,587	45,267	45,008	42,561	40,403
2	Tier 1	60,053	60,488	60,369	59,188	56,288
2a	Fully loaded ECL accounting model Tier 1[1]	60,047	60,475	60,355	59,166	56,264
3	Total capital	61,424	61,928	61,855	61,184	58,822
3a	Fully loaded ECL accounting model total capital[1]	61,418	61,914	61,841	61,162	58,799
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	312,037	302,209	302,426	293,277	287,828
4a	Minimum capital requirement[2]	24,963	24,177	24,194	23,462	23,026
4b	Total risk-weighted assets (pre-floor)	312,037	302,209	302,426	293,277	287,828
Risk-based capital ratios as a percentage of RWA
5	CET1 ratio (%)	14.29	14.98	14.89	14.52	14.05
5a	Fully loaded ECL accounting model CET1 ratio (%)[1]	14.29	14.98	14.88	14.51	14.04
6	Tier 1 ratio (%)	19.25	20.02	19.96	20.18	19.56
6a	Fully loaded ECL accounting model Tier 1 ratio (%)[1]	19.24	20.01	19.96	20.17	19.55
7	Total capital ratio (%)	19.68	20.49	20.45	20.86	20.44
7a	Fully loaded ECL accounting model total capital ratio (%)[1]	19.68	20.49	20.45	20.85	20.43
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (%)	2.50	2.50	2.50	2.50	2.50
9	Countercyclical buffer requirement (%)	0.02	0.02	0.02	0.02	0.02
9a	Additional countercyclical buffer for Swiss mortgage loans (%)
10	Bank G-SIB and / or D-SIB additional requirements (%)	1.00	1.00	1.00	1.00	1.00
11	Total of bank CET1 specific buffer requirements (%)	3.52	3.52	3.52	3.52	3.52
12	CET1 available after meeting the bank’s minimum capital requirements (%)	9.79	10.48	10.39	10.02	9.55
Basel III leverage ratio
13	Total Basel III leverage ratio exposure measure	1,072,953	1,068,862	1,044,916	1,039,939	1,038,225
14	Basel III leverage ratio (%)	5.60	5.66	5.78	5.69	5.42
14a	Fully loaded ECL accounting model Basel III leverage ratio (%)[1]	5.60	5.66	5.78	5.69	5.42
Liquidity coverage ratio (LCR)[3]
15	Total high-quality liquid assets (HQLA)	252,836	227,891	230,885	232,026	221,371
16	Total net cash outflow	158,448	146,820	146,831	149,183	146,314
16a	of which: cash outflows	280,217	275,373	275,057	283,772	284,510
16b	of which: cash inflows	121,769	128,554	128,226	134,588	138,197
17	LCR (%)	160	155	157	156	151
Net stable funding ratio (NSFR)[4]
18	Total available stable funding	569,405	578,379	558,936
19	Total required stable funding	467,826	488,067	473,140
20	NSFR (%)	122	119	118

1 The fully loaded ECL accounting model excludes the transitional relief of recognizing ECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks.”    2 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    3 Calculated based on an average of 64 data points in the first quarter of 2022 and 66 data points in the fourth quarter of 2021. For the prior quarter data points, refer to the respective Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information. Refer to the “Liquidity and funding” section of this report for more information.    4 Refer to the “Introduction and basis for preparation” section of our 31 December 2021 Pillar 3 report and to the “Liquidity and funding management” section of the UBS Group first quarter 2022 report for more information.

UBS Group AG consolidated

KM2: Key metrics – TLAC requirements (at resolution group level)[1]
USD million, except where indicated
		31.3.22	31.12.21	30.9.21	30.6.21	31.3.21
1	Total loss-absorbing capacity (TLAC) available	106,573	104,783	102,840	104,348	100,720
1a	Fully loaded ECL accounting model TLAC available[2]	106,568	104,769	102,827	104,325	100,697
2	Total RWA at the level of the resolution group	312,037	302,209	302,426	293,277	287,828
3	TLAC as a percentage of RWA (%)	34.15	34.67	34.01	35.58	34.99
3a	Fully loaded ECL accounting model TLAC as a percentage of fully loaded ECL accounting model RWA (%)[2]	34.15	34.67	34.00	35.57	34.98
4	Leverage ratio exposure measure at the level of the resolution group	1,072,953	1,068,862	1,044,916	1,039,939	1,038,225
5	TLAC as a percentage of leverage ratio exposure measure (%)	9.93	9.80	9.84	10.03	9.70
5a	Fully loaded ECL accounting model TLAC as a percentage of fully loaded ECL accounting model leverage exposure measure (%)[2]	9.93	9.80	9.84	10.03	9.70
6a	Does the subordination exemption in the antepenultimate paragraph of Section 11 of the FSB TLAC Term Sheet apply?	No
6b	Does the subordination exemption in the penultimate paragraph of Section 11 of the FSB TLAC Term Sheet apply?	No
6c

If the capped subordination exemption applies, the amount of funding issued that ranks pari passu with excluded liabilities and that is recognized as external TLAC, divided by funding issued that ranks pari passu with excluded liabilities and that would be recognized as external TLAC if no cap was applied (%)

		N/A – Refer to our response to 6b.

1 Resolution group level is defined as the UBS Group AG consolidated level.    2 The fully loaded ECL accounting model excludes the transitional relief of recognizing ECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks.”

Section 3  Risk-weighted assets

Our approach to measuring risk exposure and risk-weighted assets

Exposures are measured, under International Financial Reporting Standards (IFRS), for financial accounting purposes, for deriving our regulatory capital requirements and for internal risk management and control purposes. Our Pillar 3 disclosures are generally based on measures of risk exposure used to derive the regulatory capital required under Pillar 1. Our risk-weighted assets (RWA) are calculated according to the Basel Committee on Banking Supervision (the BCBS) Basel III framework, as implemented by the Swiss Capital Adequacy Ordinance issued by the Swiss Federal Council and by the associated circulars issued by the Swiss Financial Market Supervisory Authority (FINMA).

For information about the measurement of risk exposures and RWA, refer to pages 13–15 of our 31 December 2021 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors.

Overview of RWA and capital requirements

The OV1 table on the following page provides an overview of our RWA and the related minimum capital requirements by risk type. The table presented is based on the respective FINMA template and empty rows indicate current non-applicability to UBS.

During the first quarter of 2022, RWA increased by USD 9.8 billion to USD 312.0 billion, mainly due to increases in market risk RWA of USD 2.8 billion, credit risk RWA of USD 2.3 billion, operational risk RWA of USD  2.1 billion, and counterparty credit risk RWA of USD 1.7 billion. The increase of USD 9.8 billion included a decrease of USD 1.7 billion related to currency effects.

Market risk RWA increased by USD 2.8 billion to USD 13.9 billion in the first quarter of 2022, mainly due to a USD 2.6 billion increase in asset size and other movements primarily related to higher average regulatory and stressed value-at-risk levels in the Investment Bank’s Global Markets business on the back of heightened market volatility compared with the previous quarter, as well as an increase of USD 0.7 billion in regulatory add-ons that reflected updates from the monthly risks-not-in-VaR assessment. This was partially offset by a decrease of USD 0.5 billion that was mainly related to the ongoing parameter updates of our VaR model.

Credit Risk RWA increased by USD 2.3 billion, mainly driven by an increase of USD 2.4 billion related to asset size and other movements, largely driven by higher loans in Personal & Corporate Banking and Global Wealth Management. Model updates resulted in an increase of USD 1.1 billion, mainly due to a USD 0.7 billion quarterly phase-in impact for structured margin loans and similar products in Global Wealth Management and a USD 0.3 billion increase due to an LGD model update related to leveraged finance clients in the Investment Bank. These increases were partly offset by a USD 1.3 billion decrease related to currency effects.

Operational risk RWA increased by USD 2.1 billion relating to the French cross-border matter. An additional operational risk RWA increase of USD 2.0 billion will be reflected in the second quarter of 2022, resulting in a total operational risk RWA increase related to the matter of USD 4.1 billion.

Counterparty credit risk RWA increased by USD 1.7 billion, primarily due to an increase of USD 1.6 billion related to asset size and other movements, mainly due to higher RWA from derivatives in the Investment Bank and Global Wealth Management. An increase from model updates of USD 0.4 billion, mainly due to the implementation of a new model for structured margin loans in the Investment Bank, was almost entirely offset by a decrease of USD 0.3 billion related to currency effects.

The flow tables for credit risk, counterparty credit risk and market risk RWA in this section provide further details regarding the movements in RWA in the first quarter of 2022.

More information about capital management and RWA, including details regarding movements in RWA during the first quarter of 2022, is provided in the “Capital management” section of our first quarter 2022 report, available under ”Quarterly reporting” at ubs.com/investors.

UBS Group AG consolidated

OV1: Overview of RWA
		RWA		Minimum capital requirements[1]
USD million		31.3.22	31.12.21	31.3.22
1	Credit risk (excluding counterparty credit risk)	154,193	151,926	12,335
2	of which: standardized approach (SA)	35,583	35,473	2,847
2a	of which: non-counterparty-related risk	12,741	12,916	1,019
3	of which: foundation internal ratings-based (F-IRB) approach
4	of which: supervisory slotting approach
5	of which: advanced internal ratings-based (A-IRB) approach	118,609	116,453	9,489
6	Counterparty credit risk[2]	39,685	37,980	3,175
7	of which: SA for counterparty credit risk (SA-CCR)	7,172	6,378	574
8	of which: internal model method (IMM)	18,480	17,506	1,478
8a	of which: value-at-risk (VaR)	9,625	8,854	770
9	of which: other CCR	4,408	5,242	353
10	Credit valuation adjustment (CVA)	3,829	3,611	306
11	Equity positions under the simple risk-weight approach	3,487	3,396	279
12	Equity investments in funds – look-through approach	611	774	49
13	Equity investments in funds – mandate-based approach	1,314	1,160	105
14	Equity investments in funds – fallback approach	269	106	21
15	Settlement risk	1,327	393	106
16	Securitization exposures in banking book	284	375	23
17	of which: securitization internal ratings-based approach (SEC-IRBA)
18	of which: securitization external ratings-based approach (SEC-ERBA), including internal assessment approach (IAA)	144	257	12
19	of which: securitization standardized approach (SEC-SA)	140	118	11
20	Market risk	13,860	11,080	1,109
21	of which: standardized approach (SA)	516	652	41
22	of which: internal models approach (IMA)	13,345	10,428	1,068
23	Capital charge for switch between trading book and banking book[3]
24	Operational risk	78,843	76,743	6,307
25	Amounts below thresholds for deduction (250% risk weight)[4]	14,336	14,665	1,147
25a	of which: deferred tax assets	11,169	11,367	893
26	Floor adjustment[5]
27	Total	312,037	302,209	24,963

1 Calculated based on 8% of RWA.    2 Excludes settlement risk, which is separately reported in line 15 “Settlement risk.” Includes RWA with central counterparties. The split between the sub-components of counterparty credit risk refers to the calculation of the exposure measure.    3 Not applicable until the implementation of the final rules on the minimum capital requirements for market risk (the Fundamental Review of the Trading Book).    4 Includes items subject to threshold deduction treatment that do not exceed their respective threshold and are risk-weighted at 250%. Items subject to threshold deduction treatment include significant investments in common shares of non-consolidated financial institutions (banks, insurance and other financial entities) and deferred tax assets arising from temporary differences.    5 No floor effect, as 80% of our Basel I RWA, including the RWA equivalent of the Basel I capital deductions, does not exceed our Basel III RWA, including the RWA equivalent of the Basel III capital deductions.

RWA flow statements of credit risk exposures under IRB

The CR8 table below provides a breakdown of the credit risk RWA movements in the first quarter of 2022 across movement categories defined by the BCBS. These categories are described on page 47 of our 31 December 2021 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors.

Credit risk RWA under the A-IRB approach increased by USD 2.2 billion to USD 118.6 billion during the first quarter of 2022.

The RWA increase from asset size movements of USD 1.4 billion was predominantly driven by increases in loans in Personal & Corporate Banking and Global Wealth Management. The RWA related to asset quality increased by USD 0.7 billion, mainly due to a deterioration in average risk profiles in Personal & Corporate Banking and Global Wealth Management. Model updates resulted in an increase of USD 1.2 billion, mainly due to a USD 0.7 billion quarterly phase-in impact for structured margin loans and similar products in Global Wealth Management and a USD 0.3 billion increase due to an LGD model update related to leveraged finance clients in the Investment Bank.

CR8: RWA flow statements of credit risk exposures under IRB
USD million		RWA
1	RWA as of 31.12.21	116,453
2	Asset size	1,415
3	Asset quality	682
4	Model updates	1,180
5	Methodology and policy
5a	of which: regulatory add-ons
6	Acquisitions and disposals
7	Foreign exchange movements	(1,121)
8	Other
9	RWA as of 31.3.22	118,609

RWA flow statements of counterparty credit risk exposures under the IMM and VaR

The CCR7 table below presents a flow statement explaining changes in counterparty credit risk (CCR) RWA determined under the internal model method (IMM) for derivatives and the VaR approach for securities financing transactions (SFTs).

CCR RWA on derivatives under the IMM increased by USD 1.0 billion to USD 18.5 billion during the first quarter of 2022, primarily due to asset size movements of USD 1.0 billion in the Investment Bank mainly as a result of higher client activity levels.

CCR RWA on SFTs under the VaR approach increased by USD 0.8 billion to USD 9.6 billion during the first quarter of 2022, due to an asset size movement of USD 0.8 billion, mainly due to higher levels of client activity.

For definitions of CCR RWA movement table components, refer to “Definitions of credit risk and counterparty credit risk RWA movement table components for CR8 and CCR7” on page 47 of our 31 December 2021 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors.

CCR7: RWA flow statements of CCR exposures under the internal model method (IMM) and value-at-risk (VaR)
USD million		Derivatives	SFTs	Total
		Subject to IMM	Subject to VaR
1	RWA as of 31.12.21	17,506	8,854	26,360
2	Asset size	1,049	828	1,877
3	Credit quality of counterparties	54	4	59
4	Model updates	14		14
5	Methodology and policy
5a	of which: regulatory add-ons
6	Acquisitions and disposals
7	Foreign exchange movements	(143)	(61)	(204)
8	Other
9	RWA as of 31.3.22	18,480	9,625	28,105

RWA flow statements of market risk exposures under an internal models approach

The three main components that contribute to market risk RWA are regulatory value-at-risk (VaR), stressed value-at-risk (SVaR) and the incremental risk charge (IRC). The VaR and SVaR components include the RWA charge for risks not in VaR (RniV).

The MR2 table below provides a breakdown of the movement in market risk RWA in the first quarter of 2022 under an internal models approach (IMA) across those components, pursuant to the movement categories defined by the BCBS. These categories are described on page 77 of our 31 December 2021 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors.

Market risk RWA under an IMA increased by USD 2.9 billion in the first quarter of 2022 to USD 13.3 billion, mainly due to an increase in asset size and other movements, primarily related to higher average regulatory and stressed VaR levels in the Investment Bank’s Global Markets business on the back of heightened market volatility compared with the previous quarter, as well as an increase in regulatory add-ons that reflected updates from the monthly risks-not-in-VaR assessment. This was partially offset by a decrease that was mainly related to the ongoing parameter updates of our VaR model. The integration of time decay into the regulatory VaR model is subject to further discussions between FINMA and UBS.

The VaR multiplier was unchanged compared with the prior quarter, at 3.0.

MR2: RWA flow statements of market risk exposures under an IMA[1]
USD million		VaR	Stressed VaR	IRC	CRM	Other	Total RWA
1	RWA as of 31.12.21	2,872	5,883	1,673			10,428
1a	Regulatory adjustment	(2,368)	(4,916)	(284)			(7,567)
1b	RWA at previous quarter-end (end of day)	504	968	1,389			2,860
2	Movement in risk levels	1,996	2,028	180			4,204
3	Model updates / changes	(161)	36	0			(125)
4	Methodology and policy	0	0	0			0
5	Acquisitions and disposals	0	0	0			0
6	Foreign exchange movements	0	0	0			0
7	Other	39	87	0			126
8a	RWA at the end of the reporting period (end of day)	2,379	3,118	1,569			7,065
8b	Regulatory adjustment	1,985	4,227	66			6,279
8c	RWA as of 31.3.22	4,364	7,345	1,635			13,344
1 Components that describe movements in RWA are presented in italics.

UBS Group AG consolidated

Section 4  Going and gone concern requirements and eligible capital

The table below provides details of the Swiss systemically relevant bank (SRB) going and gone concern capital requirements as required by the Swiss Financial Market Supervisory Authority (FINMA). More information about capital management is provided in the “Capital management” section of our first quarter 2022 report, available under ”Quarterly reporting” at ubs.com/investors.

Swiss SRB going and gone concern requirements and information
As of 31.3.22	RWA		LRD
USD million, except where indicated	in %		in %
Required going concern capital
Total going concern capital	14.32[1]	44,691	5.00[1]	53,648
Common equity tier 1 capital	10.02	31,273	3.50[2]	37,553
of which: minimum capital	4.50	14,042	1.50	16,094
of which: buffer capital	5.50	17,162	2.00	21,459
of which: countercyclical buffer	0.02	69
Maximum additional tier 1 capital	4.30	13,418	1.50	16,094
of which: additional tier 1 capital	3.50	10,921	1.50	16,094
of which: additional tier 1 buffer capital	0.80	2,496

Eligible going concern capital
Total going concern capital	19.25	60,053	5.60	60,053
Common equity tier 1 capital	14.29	44,593	4.16	44,593
Total loss-absorbing additional tier 1 capital[3]	4.95	15,460	1.44	15,460
of which: high-trigger loss-absorbing additional tier 1 capital	4.56	14,223	1.33	14,223
of which: low-trigger loss-absorbing additional tier 1 capital	0.40	1,236	0.12	1,236

Required gone concern capital
Total gone concern loss-absorbing capacity[4]	10.76	33,585	3.78	40,592
of which: base requirement[5]	12.86	40,128	4.50	48,283
of which: additional requirement for market share and LRD	1.44	4,493	0.50	5,365
of which: applicable reduction on requirements	(3.54)	(11,036)	(1.22)	(13,056)
of which: rebate granted	(3.14)	(9,782)	(1.10)	(11,802)
of which: reduction for usage of low-trigger tier 2 capital instruments	(0.40)	(1,253)	(0.12)	(1,253)

Eligible gone concern capital
Total gone concern loss-absorbing capacity	14.91	46,520	4.34	46,520
Total tier 2 capital	0.98	3,050	0.28	3,050
of which: low-trigger loss-absorbing tier 2 capital	0.80	2,507	0.23	2,507
of which: non-Basel III-compliant tier 2 capital	0.17	543	0.05	543
TLAC-eligible senior unsecured debt	13.93	43,470	4.05	43,470

Total loss-absorbing capacity
Required total loss-absorbing capacity	25.09	78,276	8.78	94,239
Eligible total loss-absorbing capacity	34.15	106,573	9.93	106,573

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		312,037
Leverage ratio denominator				1,072,953

1 Includes applicable add-ons of 1.44% for RWA and 0.50% for LRD.    2 Our minimum CET1 leverage ratio requirement of 3.5% consists of a 1.5% base requirement, a 1.5% base buffer capital requirement, a 0.25% LRD add-on requirement and a 0.25% market share add-on requirement based on our Swiss credit business.    3 Includes outstanding low-trigger loss-absorbing additional tier 1 (AT1) capital instruments, which are available under the Swiss SRB framework to meet the going concern requirements until their first call date. As of their first call date, these instruments are eligible to meet the gone concern requirements.    4 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.    5 The gone concern requirement after the application of the rebate for resolvability measures and the reduction for the use of higher quality capital instruments is floored at 10% and 3.75% for the RWA- and LRD-based requirements, respectively. This means that the combined reduction may not exceed 4.3 percentage points for the RWA-based requirement of 14.3% and 1.25 percentage points for the LRD-based requirement of 5.0%.

Section 5  Leverage ratio

Basel III leverage ratio

The Basel Committee on Banking Supervision (the BCBS) leverage ratio, as summarized in the “KM1: Key metrics“ table in section 1 of this report, is calculated by dividing the period-end tier 1 capital by the period-end leverage ratio denominator (the LRD).

The LRD consists of on-balance sheet assets and off-balance sheet items based on International Financial Reporting Standards (IFRS). Derivative exposures are adjusted for a number of items, including replacement values and eligible cash variation margin netting, the current exposure method add-on for potential future exposure and net notional amounts for written credit derivatives. The LRD also includes an additional charge for counterparty credit risk related to securities financing transactions (SFTs).

The table below shows the difference between total IFRS assets per IFRS consolidation scope and the BCBS total on-balance sheet exposures. Those exposures are the starting point for calculating the BCBS LRD, as shown in the LR2 table in this section. The difference is due to the application of the regulatory scope of consolidation for the purpose of the BCBS calculation. In addition, carrying amounts for derivative financial instruments and SFTs are deducted from IFRS total assets. They are measured differently under BCBS leverage ratio rules and are therefore added back in separate exposure line items in the LR2 table.

Difference between the Swiss SRB and BCBS leverage ratio

The LRD is the same under Swiss systemically relevant bank (SRB) and BCBS rules. However, there is a difference in the capital numerator between the two frameworks. Under BCBS rules only common equity tier 1 and additional tier 1 capital are included in the numerator. Under Swiss SRB rules UBS is required to meet going and gone concern leverage ratio requirements. Therefore, depending on the requirement, the numerator includes tier 1 capital instruments, tier 2 capital instruments and / or total loss-absorbing capacity (TLAC)-eligible senior unsecured debt.

Reconciliation of IFRS total assets to BCBS Basel III total on-balance sheet exposures excluding derivatives and securities financing transactions
USD million	31.3.22	31.12.21
On-balance sheet exposures
IFRS total assets	1,139,922	1,117,182
Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation	(18,825)	(21,618)
Adjustment for investments in banking, financial, insurance or commercial entities that are outside the scope of consolidation for accounting purposes but consolidated for regulatory purposes
Adjustment for fiduciary assets recognized on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure
Less carrying amount of derivative financial instruments in IFRS total assets[1]	(179,592)	(148,669)
Less carrying amount of securities financing transactions in IFRS total assets[2]	(96,439)	(99,484)
Adjustments to accounting values
On-balance sheet items excluding derivatives and securities financing transactions, but including collateral	845,067	847,412
Asset amounts deducted in determining BCBS Basel III tier 1 capital	(11,578)	(11,452)
Total on-balance sheet exposures (excluding derivatives and securities financing transactions)	833,489	835,959

1 The exposures consist of derivative financial instruments and cash collateral receivables on derivative instruments, all of which are in accordance with the regulatory scope of consolidation.    2 The exposures consist of receivables from SFTs, margin loans, prime brokerage receivables and financial assets at fair value not held for trading, both related to SFTs, all of which are in accordance with the regulatory scope of consolidation.

UBS Group AG consolidated

During the first quarter of 2022, the LRD increased by USD 4.1 billion to USD 1,073.0 billion. On-balance sheet exposures (excluding derivatives and SFTs) decreased by USD 2.3 billion, mainly driven by lower trading portfolio assets and a decrease due to currency effects, partly offset by higher central bank balances and high-quality liquid asset (HQLA) securities. Derivative exposures increased by USD 10.8 billion, mainly reflecting higher margin requirements and market-driven movements in the Investment Bank. SFTs decreased by USD 3.1 billion, mainly due to lower collateral sourcing requirements in Group Treasury and client-driven reductions in the Investment Bank.

›    Refer to “Leverage ratio denominator” in the “Capital management” section of our first quarter 2022 report, available under “Quarterly reporting” at ubs.com/investors, for more information

LR2: BCBS Basel III leverage ratio common disclosure
USD million, except where indicated		31.3.22	31.12.21

	On-balance sheet exposures
1	On-balance sheet items excluding derivatives and SFTs, but including collateral	845,067	847,412
2	(Asset amounts deducted in determining Basel III Tier 1 capital)	(11,578)	(11,452)
3	Total on-balance sheet exposures (excluding derivatives and SFTs)	833,489	835,959

	Derivative exposures
4	Replacement cost associated with all derivatives transactions (i.e., net of eligible cash variation margin)	58,626	45,332
5	Add-on amounts for PFE associated with all derivatives transactions	79,962	78,959
6	Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework
7	(Deductions of receivables assets for cash variation margin provided in derivatives transactions)	(19,832)	(18,984)
8	(Exempted QCCP leg of client-cleared trade exposures)	(17,679)	(14,987)
9	Adjusted effective notional amount of all written credit derivatives[1]	48,704	44,243
10	(Adjusted effective notional offsets and add-on deductions for written credit derivatives)[2]	(48,023)	(43,629)
11	Total derivative exposures	101,758	90,934

	Securities financing transaction exposures
12	Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions	184,779	200,921
13	(Netted amounts of cash payables and cash receivables of gross SFT assets)	(88,340)	(101,437)
14	CCR exposure for SFT assets	9,600	9,695
15	Agent transaction exposures
16	Total securities financing transaction exposures	106,039	109,179

	Other off-balance sheet exposures
17	Off-balance sheet exposure at gross notional amount	107,002	106,112
18	(Adjustments for conversion to credit equivalent amounts)	(75,335)	(73,322)
19	Total off-balance sheet items	31,667	32,790
	Total exposures (leverage ratio denominator)	1,072,953	1,068,862

	Capital and total exposures (leverage ratio denominator)
20	Tier 1 capital	60,053	60,488
21	Total exposures (leverage ratio denominator)	1,072,953	1,068,862

	Leverage ratio
22	Basel III leverage ratio (%)	5.6	5.7

1 Includes protection sold, including agency transactions.    2 Protection sold can be offset with protection bought on the same underlying reference entity, provided that the conditions according to the Basel III leverage ratio framework and disclosure requirements are met.

LR1: BCBS Basel III leverage ratio summary comparison
USD million		31.3.22	31.12.21
1	Total consolidated assets as per published financial statements	1,139,922	1,117,182
2	Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation[1]	(30,403)	(33,070)
3	Adjustment for fiduciary assets recognized on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure
4	Adjustments for derivative financial instruments	(77,834)	(57,734)
5	Adjustment for securities financing transactions (i.e., repos and similar secured lending)	9,600	9,695
6	Adjustment for off-balance sheet items (i.e., conversion to credit equivalent amounts of off-balance sheet exposures)	31,667	32,790
7	Other adjustments
8	Leverage ratio exposure (leverage ratio denominator)	1,072,953	1,068,862
1 Includes assets that are deducted from tier 1 capital.

Section 6  Liquidity and funding

Liquidity coverage ratio

We monitor the liquidity coverage ratio (the LCR) in all significant currencies in order to manage any currency mismatch between high-quality liquid assets (HQLA) and the net expected cash outflows in times of stress.

Pillar 3 disclosure requirement	First quarter 2022 report section	Disclosure	First quarter 2022 report page number
Concentration of funding sources	Balance sheet and off-balance sheet	Liabilities by product and currency	46

High-quality liquid assets

HQLA must be easily and immediately convertible into cash at little or no loss of value, especially during a period of stress. HQLA are assets that are of low risk and are unencumbered. Other characteristics of HQLA are ease and certainty of valuation, low correlation with risky assets, listing of the assets on a developed and recognized exchange, existence of an active and sizable market for the assets, and low volatility. Our HQLA predominantly consist of assets that qualify as Level 1 in the LCR framework, including cash, central bank reserves and government bonds.

High-quality liquid assets (HQLA)
	Average 1Q22[1]			Average 4Q21[1]
USD billion	Level 1 weighted liquidity value[2]	Level 2 weighted liquidity value[2]	Total weighted liquidity value[2]	Level 1 weighted liquidity value[2]	Level 2 weighted liquidity value[2]	Total weighted liquidity value[2]
Cash balances[3]	176		176	151		151
Securities (on- and off-balance sheet)	59	18	76	59	18	77
Total HQLA[4]	235	18	253	210	18	228

1 Calculated based on an average of 64 data points in the first quarter of 2022 and 66 data points in the fourth quarter of 2021.    2 Calculated after the application of haircuts and, where applicable, caps on Level 2 assets.    3 Includes cash and balances with central banks and other eligible balances as prescribed by FINMA.    4 Calculated in accordance with FINMA requirements.

UBS Group AG consolidated

LCR development during the first quarter of 2022

In the first quarter of 2022, the UBS Group quarterly average LCR increased 5 percentage points to 160%, remaining above the prudential requirement communicated by the Swiss Financial Market Supervisory Authority (FINMA).

The movement in the average LCR was driven by an increase in HQLA of USD 25 billion to USD 253 billion, reflecting higher average cash balances driven by a decrease in funding consumption by the business divisions. Average net cash outflows increased by USD 12 billion to USD 158 billion due to higher cash outflows from securities financing transactions and debt issued.

LIQ1: Liquidity coverage ratio
		Average 1Q22[1]		Average 4Q21[1]
USD billion, except where indicated		Unweighted value	Weighted value[2]	Unweighted value	Weighted value[2]

High-quality liquid assets (HQLA)
1	Total HQLA	256	253	231	228

Cash outflows
2	Retail deposits and deposits from small business customers	296	34	292	33
3	of which: stable deposits	41	2	41	1
4	of which: less stable deposits	255	33	251	32
5	Unsecured wholesale funding	256	132	245	124
6	of which: operational deposits (all counterparties)	57	14	56	14
7	of which: non-operational deposits (all counterparties)	188	106	180	102
8	of which: unsecured debt	11	11	9	9
9	Secured wholesale funding		74		77
10	Additional requirements	98	30	99	29
11	of which: outflows related to derivatives and other transactions	58	21	56	19
12	of which: outflows related to loss of funding on debt products[3]	0	0	0	0
13	of which: committed credit and liquidity facilities	40	8	43	9
14	Other contractual funding obligations	8	6	10	8
15	Other contingent funding obligations	219	4	221	4
16	Total cash outflows		280		275

Cash inflows
17	Secured lending	226	74	246	82
18	Inflows from fully performing exposures	70	31	70	31
19	Other cash inflows	17	17	16	16
20	Total cash inflows	314	122	332	129

		Average 1Q22[1]		Average 4Q21[1]
USD billion, except where indicated			Total adjusted value[4]		Total adjusted value[4]

Liquidity coverage ratio (LCR)
21	Total HQLA		253		228
22	Total net cash outflows		158		147
23	LCR (%)		160		155

1 Calculated based on an average of 64 data points in the first quarter of 2022 and 66 data points in the fourth quarter of 2021.    2 Calculated after the application of haircuts and inflow and outflow rates.    3 Includes outflows related to loss of funding on asset-backed securities, covered bonds, other structured financing instruments, asset-backed commercial papers, structured entities (conduits), securities investment vehicles and other such financing facilities.    4 Calculated after the application of haircuts and inflow and outflow rates, as well as, where applicable, caps on Level 2 assets and cash inflows.

Significant regulated subsidiaries and sub-groups

Significant regulated subsidiaries and sub-groups | Section 1   Introduction

Section 1  Introduction

Significant regulated subsidiaries and sub-group disclosures

The sections on the following pages include capital and other regulatory information as of 31 March 2022 for UBS AG standalone, UBS Switzerland AG standalone, UBS Europe SE consolidated and UBS Americas Holding LLC consolidated. Capital information in the following sections is based on Pillar 1 capital requirements. Entities may be subject to significant additional Pillar 2 requirements, which represent additional amounts of capital considered necessary and are agreed with regulators based on the risk profile of the respective entity.

Section 2  UBS AG standalone

Key metrics of the first quarter of 2022

The table on the next page is based on the Basel Committee on Banking Supervision (the BCBS) Basel III rules and International Financial Reporting Standards.

During the first quarter of 2022, common equity tier 1 (CET1) capital decreased by USD 0.6 billion to USD 52.2 billion, mainly as additional accruals for capital returns to UBS Group AG were partly offset by operating profit before tax. Tier 1 capital decreased by USD 0.1 billion to USD 66.6 billion, primarily reflecting the aforementioned decrease in CET1 capital, partly offset by a USD 0.5 billion increase in additional tier 1 (AT1) capital. The increase in AT1 capital was mainly driven by two issuances of AT1 capital instruments denominated in US dollars and Swiss francs amounting to USD 1.8 billion equivalent, partly offset by the call of a USD 1.1 billion equivalent AT1 capital instrument denominated in euro. Total capital decreased by USD 0.1 billion to USD 68.0 billion, reflecting the aforementioned decrease in tier 1 capital.

Risk-weighted assets (RWA) increased by USD 12.5 billion to USD 330.4 billion during the first quarter of 2022, primarily driven by higher RWA related to participations of USD 8.6 billion, due to the phased increase of risk-weights for investments in Swiss and foreign-domiciled subsidiaries in accordance with the relevant Swiss Financial Market Supervisory Authority (FINMA) decree. The first quarter of 2022 also included an increase of USD 2.2 billion in RWA from credit and counterparty credit risk, an increase of USD 1.2 billion in market risk RWA, and an increase of USD 0.7 billion in operational risk RWA.

Leverage ratio exposure increased by USD 1.0 billion to  USD 594.9 billion, mainly driven by higher derivative exposures and central bank balances, partly offset by decreases in trading portfolio assets and securities financing transactions.

Correspondingly, our CET1 capital ratio decreased 0.8 percentage points to 15.8%, due to the aforementioned increase in RWA and the decrease in CET1 capital. Our Basel III leverage ratio was largely unchanged at 11.2%.

In the first quarter of 2022, the UBS AG quarterly average liquidity coverage ratio (the LCR) increased 15 percentage points to 188%, remaining above the prudential requirement communicated by FINMA. The movement in the average LCR was driven by an increase in high-quality liquid assets of USD 13.7 billion to USD 103.2 billion, reflecting higher average cash balances driven by a reduction in funding consumption by the business divisions. Average net cash outflows increased by USD 2.8 billion to USD 55.0 billion, due to a decrease in inflows from securities financing transactions and increased outflows related to debt issued.

As of 31 March 2022, the net stable funding ratio (the NSFR) of UBS AG increased by 2 percentage points to 91% and remained above the prudential requirements communicated by FINMA. This reflected USD 13.8 billion lower required stable funding, mainly due to decreases in trading portfolio assets, partly offset by USD 8.2 billion lower available stable funding, mainly driven by a decrease in debt issued.

Significant regulated subsidiaries and sub-groups | Section 2   UBS AG standalone

KM1: Key metrics
USD million, except where indicated
		31.3.22	31.12.21	30.9.21	30.6.21	31.3.21
Available capital (amounts)
1	Common Equity Tier 1 (CET1)	52,218	52,818	51,233	51,279	50,223
1a	Fully loaded ECL accounting model CET1[1]	52,211	52,803	51,217	51,255	50,189
2	Tier 1	66,597	66,658	65,211	66,487	64,652
2a	Fully loaded ECL accounting model Tier 1[1]	66,589	66,643	65,195	66,463	64,618
3	Total capital	67,954	68,054	66,639	68,421	67,126
3a	Fully loaded ECL accounting model total capital[1]	67,947	68,039	66,624	68,398	67,091
Risk-weighted assets (amounts)[2]
4	Total risk-weighted assets (RWA)	330,401	317,913	318,755	319,195	317,824
4a	Minimum capital requirement[3]	26,432	25,433	25,500	25,536	25,426
4b	Total risk-weighted assets (pre-floor)	330,401	317,913	318,755	319,195	317,824
Risk-based capital ratios as a percentage of RWA[2]
5	CET1 ratio (%)	15.80	16.61	16.07	16.06	15.80
5a	Fully loaded ECL accounting model CET1 ratio (%)[1]	15.80	16.61	16.07	16.06	15.79
6	Tier 1 ratio (%)	20.16	20.97	20.46	20.83	20.34
6a	Fully loaded ECL accounting model Tier 1 ratio (%)[1]	20.15	20.96	20.45	20.82	20.33
7	Total capital ratio (%)	20.57	21.41	20.91	21.44	21.12
7a	Fully loaded ECL accounting model total capital ratio (%)[1]	20.56	21.40	20.90	21.43	21.11
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (%)	2.50	2.50	2.50	2.50	2.50
9	Countercyclical buffer requirement (%)	0.02	0.02	0.02	0.02	0.02
9a	Additional countercyclical buffer for Swiss mortgage loans (%)
10	Bank G-SIB and / or D-SIB additional requirements (%)[4]
11	Total of bank CET1 specific buffer requirements (%)	2.52	2.52	2.52	2.52	2.52
12	CET1 available after meeting the bank’s minimum capital requirements (%)	11.30	12.11	11.57	11.56	11.30
Basel III leverage ratio
13	Total Basel III leverage ratio exposure measure	594,893	593,868	597,542	606,536	611,022
14	Basel III leverage ratio (%)	11.19	11.22	10.91	10.96	10.58
14a	Fully loaded ECL accounting model Basel III leverage ratio (%)[1]	11.19	11.22	10.91	10.96	10.58
Liquidity coverage ratio (LCR)[5]
15	Total high-quality liquid assets (HQLA)	103,168	89,488	92,333	88,964	82,041
16	Total net cash outflow	55,039	52,229	50,733	50,537	47,927
16a	of which: cash outflows	162,735	163,207	167,240	170,847	171,815
16b	of which: cash inflows	107,696	110,978	116,507	120,310	123,889
17	LCR (%)	188	173	183	176	172
Net stable funding ratio (NSFR)[6]
18	Total available stable funding	249,760	257,992	251,277
19	Total required stable funding	275,424	289,195	283,682
20	NSFR (%)	91	89	89

1 The fully loaded ECL accounting model excludes the transitional relief of recognizing ECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks.”    2 Based on phase-in rules for RWA. Refer to “Swiss SRB going and gone concern requirements and information” on the next page for more information.    3 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    4 Swiss SRB going and gone concern requirements and information for UBS AG standalone are provided on the following pages in this section.    5 Calculated after the application of haircuts and inflow and outflow rates, as well as, where applicable, caps on Level 2 assets and cash inflows. Calculated based on an average of 64 data points in the first quarter of 2022 and 66 data points in the fourth quarter of 2021. For the prior quarter data points, refer to the respective Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.    6 In accordance with Art. 17h para. 3 and 4 of the Liquidity Ordinance, UBS AG standalone is required to maintain a minimum NSFR of at least 80% without taking into account excess funding of UBS Switzerland AG and 100% after taking into account such excess funding. Refer to the “Introduction and basis for preparation” section of our 31 December 2021 Pillar 3 report for more information.

Swiss SRB going and gone concern requirements and information

The tables below and on the next page provide details of the Swiss systemically relevant bank (SRB) RWA- and leverage ratio denominator (LRD)-based going and gone concern requirements and information as required by FINMA; details regarding eligible gone concern instruments are provided on the next page.

More information about the going and gone concern requirements and information is provided on page 113 of our 31 December 2021 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors.

Swiss SRB going and gone concern requirements and information
As of 31.3.22	RWA, phase-in		RWA, fully applied as of 1.1.28		LRD
USD million, except where indicated	in %		in %		in %
Required going concern capital
Total going concern capital	14.32[1]	47,299	14.32[1]	55,254	5.00[1]	29,745
Common equity tier 1 capital	10.02	33,092	10.02	38,657	3.50	20,821
of which: minimum capital	4.50	14,868	4.50	17,369	1.50	8,923
of which: buffer capital	5.50	18,172	5.50	21,228	2.00	11,898
of which: countercyclical buffer	0.02	51	0.02	60
Maximum additional tier 1 capital	4.30	14,207	4.30	16,597	1.50	8,923
of which: additional tier 1 capital	3.50	11,564	3.50	13,509	1.50	8,923
of which: additional tier 1 buffer capital	0.80	2,643	0.80	3,088

Eligible going concern capital
Total going concern capital	20.16	66,597	17.25	66,597	11.19	66,597
Common equity tier 1 capital	15.80	52,218	13.53	52,218	8.78	52,218
Total loss-absorbing additional tier 1 capital	4.35	14,379	3.73	14,379	2.42	14,379
of which: high-trigger loss-absorbing additional tier 1 capital	3.98	13,145	3.41	13,145	2.21	13,145
of which: low-trigger loss-absorbing additional tier 1 capital	0.37	1,234	0.32	1,234	0.21	1,234

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		330,401		385,970
Leverage ratio denominator						594,893

Required gone concern capital[2]	Higher of RWA- or LRD-based
Total gone concern loss-absorbing capacity		41,510

Eligible gone concern capital
Total gone concern loss-absorbing capacity		46,505
Gone concern capital coverage ratio	112.03

1 Includes applicable add-ons of 1.44% for RWA and 0.50% for LRD.    2 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.

Significant regulated subsidiaries and sub-groups | Section 2   UBS AG standalone

Swiss SRB going and gone concern information
USD million, except where indicated	31.3.22	31.12.21

Eligible going concern capital
Total going concern capital	66,597	66,658
Total tier 1 capital	66,597	66,658
Common equity tier 1 capital	52,218	52,818
Total loss-absorbing additional tier 1 capital	14,379	13,840
of which: high-trigger loss-absorbing additional tier 1 capital	13,145	11,414
of which: low-trigger loss-absorbing additional tier 1 capital	1,234	2,426

Eligible gone concern capital
Total gone concern loss-absorbing capacity	46,505	44,250
Total tier 2 capital	3,036	3,129
of which: low-trigger loss-absorbing tier 2 capital	2,505	2,594
of which: non-Basel III-compliant tier 2 capital	530	535
TLAC-eligible senior unsecured debt	43,470	41,120

Total loss-absorbing capacity
Total loss-absorbing capacity	113,102	110,908

Denominators for going and gone concern ratios
Risk-weighted assets phase-in	330,401	317,913
of which: investments in Switzerland-domiciled subsidiaries[1]	39,401	38,935
of which: investments in foreign-domiciled subsidiaries[1]	117,124	108,982
Risk-weighted assets fully applied as of 1.1.28	385,970	382,934
of which: investments in Switzerland-domiciled subsidiaries[1]	44,773	45,273
of which: investments in foreign-domiciled subsidiaries[1]	167,319	167,664
Leverage ratio denominator	594,893	593,868

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio, phase-in	20.2	21.0
of which: common equity tier 1 capital ratio, phase-in	15.8	16.6
Going concern capital ratio, fully applied as of 1.1.28	17.3	17.4
of which: common equity tier 1 capital ratio, fully applied as of 1.1.28	13.5	13.8

Leverage ratios (%)
Going concern leverage ratio	11.2	11.2
of which: common equity tier 1 leverage ratio	8.8	8.9

Capital coverage ratio (%)
Gone concern capital coverage ratio	112.0	112.0

1 Net exposure for direct and indirect investments including holding of regulatory capital instruments in Switzerland-domiciled subsidiaries (31 March 2022: USD 18,326 million; 31 December 2021: USD 18,109 million) and for direct and indirect investments including holding of regulatory capital instruments in foreign-domiciled subsidiaries (31 March 2022: USD 45,048 million; 31 December 2021: USD 41,916 million) are risk-weighted at 220% and 280%, respectively, for the current year (31 December 2021: 215% and 260%, respectively). Risk weights will gradually increase by 5 percentage points per year for Switzerland-domiciled investments and 20 percentage points per year for foreign-domiciled investments until the fully applied risk weights of 250% and 400%, respectively, are applied.

Leverage ratio information

Swiss SRB leverage ratio denominator

USD billion	31.3.22	31.12.21

Leverage ratio denominator
Swiss GAAP total assets	516.2	509.9
Difference between Swiss GAAP and IFRS total assets	139.9	125.0
Less derivative exposures and SFTs[1]	(245.6)	(216.4)
Less funding provided to significant regulated subsidiaries eligible as gone concern capital	(21.9)	(21.8)
On-balance sheet exposures (excluding derivative exposures and SFTs)	388.7	396.7
Derivative exposures	100.3	89.7
Securities financing transactions	83.2	85.4
Off-balance sheet items	24.5	23.7
Items deducted from Swiss SRB tier 1 capital	(1.7)	(1.6)
Total exposures (leverage ratio denominator)	594.9	593.9

1 The exposures consist of derivative financial instruments, cash collateral receivables on derivative instruments, receivables from SFTs, and margin loans, as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to SFTs. These exposures are presented separately under Derivative exposures and Securities financing transactions in this table.

Section 3  UBS Switzerland AG standalone

Key metrics of the first quarter of 2022

The table below is based on the Basel Committee on Banking Supervision (the BCBS) Basel III rules and International Financial Reporting Standards.

During the first quarter of 2022, common equity tier 1 (CET1) capital increased by CHF 0.2 billion to CHF 12.8 billion, mainly reflecting operating profit that was partly offset by additional accruals for dividends.

Total risk-weighted assets (RWA) (pre-floor) increased by CHF 2.4 billion to CHF 95.9 billion, driven by increases in credit and counterparty credit risk RWA, operational risk RWA, and, to a lesser extent, market risk RWA. The floor adjustment decreased by CHF 0.7 billion to CHF 12.2 billion, resulting in total RWA of CHF 108.1 billion as of 31 March 2022.

Leverage ratio exposure increased by CHF 6.3 billion to CHF 346.1 billion, mainly driven by higher central bank balances and securities financing transactions.

In the first quarter of 2022, the UBS Switzerland AG quarterly average liquidity coverage ratio (the LCR) decreased 1 percentage point to 142%, remaining above the prudential requirement communicated by the Swiss Financial Market Supervisory Authority (FINMA). The movement in the average LCR was driven by an increase in average net cash outflows of CHF 2.9 billion to CHF 67.0 billion, reflecting higher outflows from intercompany funding and customer deposit balances. High-quality liquid assets increased by CHF 3.5 billion to CHF 94.9 billion, driven by higher average cash balances.

As of 31 March 2022, the net stable funding ratio (the NSFR) of UBS Switzerland AG increased by 1 percentage point to 143% and remained above the prudential requirements communicated by FINMA. This reflected CHF 1.8 billion higher required stable funding, mainly due to increases in loans to customers, more than offset by CHF 3.6 billion higher available stable funding, mainly driven by an increase in customer deposits.

KM1: Key metrics
CHF million, except where indicated
		31.3.22	31.12.21	30.9.21	30.6.21	31.3.21
Available capital (amounts)
1	Common Equity Tier 1 (CET1)	12,786	12,609	12,199	12,312	12,417
1a	Fully loaded ECL accounting model CET1[1]	12,785	12,608	12,198	12,311	12,416
2	Tier 1	18,178	17,996	17,596	17,705	17,819
2a	Fully loaded ECL accounting model Tier 1[1]	18,178	17,995	17,595	17,704	17,818
3	Total capital	18,178	17,996	17,596	17,705	17,819
3a	Fully loaded ECL accounting model total capital[1]	18,178	17,995	17,595	17,704	17,818
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	108,071	106,399	109,941	109,602	110,194
4a	Minimum capital requirement[2]	8,646	8,512	8,795	8,768	8,816
4b	Total risk-weighted assets (pre-floor)	95,858	93,437	93,839	93,853	93,149
Risk-based capital ratios as a percentage of RWA
5	CET1 ratio (%)	11.83	11.85	11.10	11.23	11.27
5a	Fully loaded ECL accounting model CET1 ratio (%)[1]	11.83	11.85	11.10	11.23	11.27
6	Tier 1 ratio (%)	16.82	16.91	16.00	16.15	16.17
6a	Fully loaded ECL accounting model Tier 1 ratio (%)[1]	16.82	16.91	16.00	16.15	16.17
7	Total capital ratio (%)	16.82	16.91	16.00	16.15	16.17
7a	Fully loaded ECL accounting model total capital ratio (%)[1]	16.82	16.91	16.00	16.15	16.17
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (%)	2.50	2.50	2.50	2.50	2.50
9	Countercyclical buffer requirement (%)	0.02	0.02	0.02	0.02	0.02
9a	Additional countercyclical buffer for Swiss mortgage loans (%)
10	Bank G-SIB and / or D-SIB additional requirements (%)[3]
11	Total of bank CET1 specific buffer requirements (%)	2.52	2.52	2.52	2.52	2.52
12	CET1 available after meeting the bank’s minimum capital requirements (%)	7.33	7.35	6.60	6.73	6.77
Basel III leverage ratio
13	Total Basel III leverage ratio exposure measure	346,097	339,788	338,636	341,991	344,925
14	Basel III leverage ratio (%)	5.25	5.30	5.20	5.18	5.17
14a	Fully loaded ECL accounting model Basel III leverage ratio (%)[1]	5.25	5.30	5.20	5.18	5.17
Liquidity coverage ratio (LCR)[4]
15	Total high-quality liquid assets (HQLA)	94,850	91,304	92,341	97,744	96,366
16	Total net cash outflow	66,962	64,084	64,491	65,177	65,829
16a	of which: cash outflows	91,396	88,771	89,154	93,457	94,489
16b	of which: cash inflows	24,434	24,687	24,663	28,280	28,660
17	LCR (%)	142	143	143	150	146
Net stable funding ratio (NSFR)[5]
18	Total available stable funding	228,789	225,239	229,666
19	Total required stable funding	159,876	158,072	156,849
20	NSFR (%)	143	142	146

1 The fully loaded ECL accounting model excludes the transitional relief of recognizing ECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks.”    2 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    3 Swiss SRB going and gone concern requirements and information for UBS Switzerland AG are provided on the next page.    4 Calculated after the application of haircuts and inflow and outflow rates, as well as, where applicable, caps on Level 2 assets and cash inflows. Calculated based on an average of 64 data points in the first quarter of 2022 and 66 data points in the fourth quarter of 2021. For the prior quarter data points, refer to the respective Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.    5 UBS Switzerland AG is required to maintain a minimum NSFR of at least 100% on an ongoing basis as defined by Art. 17h para. 1 of the Liquidity Ordinance. A portion of the excess funding is needed to fulfill the NSFR requirement of UBS AG. Refer to the “Introduction and basis for preparation” section of our 31 December 2021 Pillar 3 report for more information.

Significant regulated subsidiaries and sub-groups | Section 3   UBS Switzerland AG standalone

Swiss SRB going and gone concern requirements and information

UBS Switzerland AG is considered a systemically relevant bank (an SRB) under Swiss banking law and is subject to capital regulations on a standalone basis. As of 31 March 2022, the going concern capital and leverage ratio requirements for UBS Switzerland AG standalone were 14.32% (including a countercyclical buffer of 0.02%) and 5.00%, respectively.

The Swiss SRB framework and requirements applicable to UBS Switzerland AG standalone are the same as those applicable to UBS Group AG consolidated, with the exception of a lower gone concern requirement, corresponding to 62% of the Group’s gone concern requirement (before applicable reductions).

The gone concern requirements were 8.87% for the RWA-based requirement and 3.10% for the leverage ratio denominator (LRD)-based requirement.

Swiss SRB going and gone concern requirements and information
As of 31.3.22	RWA		LRD
CHF million, except where indicated	in %		in %
Required going concern capital
Total going concern capital	14.32[1]	15,476	5.00[1]	17,305
Common equity tier 1 capital	10.02	10,829	3.50	12,113
of which: minimum capital	4.50	4,863	1.50	5,191
of which: buffer capital	5.50	5,944	2.00	6,922
of which: countercyclical buffer	0.02	22
Maximum additional tier 1 capital	4.30	4,647	1.50	5,191
of which: additional tier 1 capital	3.50	3,782	1.50	5,191
of which: additional tier 1 buffer capital	0.80	865

Eligible going concern capital
Total going concern capital	16.82	18,178	5.25	18,178
Common equity tier 1 capital	11.83	12,786	3.69	12,786
Total loss-absorbing additional tier 1 capital	4.99	5,393	1.56	5,393
of which: high-trigger loss-absorbing additional tier 1 capital	4.99	5,393	1.56	5,393

Required gone concern capital[2]
Total gone concern loss-absorbing capacity	8.87	9,582	3.10	10,729
of which: base requirement	7.97	8,617	2.79	9,656
of which: additional requirement for market share and LRD	0.89	965	0.31	1,073

Eligible gone concern capital
Total gone concern loss-absorbing capacity	10.05	10,866	3.14	10,866
TLAC-eligible senior unsecured debt	10.05	10,866	3.14	10,866

Total loss-absorbing capacity
Required total loss-absorbing capacity	23.19	25,058	8.10	28,034
Eligible total loss-absorbing capacity	26.88	29,045	8.39	29,045

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		108,071
Leverage ratio denominator				346,097

1 Includes applicable add-ons of 1.44% for RWA and 0.50% for LRD.    2 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.

Swiss SRB loss-absorbing capacity

Swiss SRB going and gone concern information
CHF million, except where indicated	31.3.22	31.12.21

Eligible going concern capital
Total going concern capital	18,178	17,996
Total tier 1 capital	18,178	17,996
Common equity tier 1 capital	12,786	12,609
Total loss-absorbing additional tier 1 capital	5,393	5,387
of which: high-trigger loss-absorbing additional tier 1 capital	5,393	5,387

Eligible gone concern capital
Total gone concern loss-absorbing capacity	10,866	10,853
TLAC-eligible senior unsecured debt	10,866	10,853

Total loss-absorbing capacity
Total loss-absorbing capacity	29,045	28,849

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	108,071	106,399
Leverage ratio denominator	346,097	339,788

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	16.8	16.9
of which: common equity tier 1 capital ratio	11.8	11.9
Gone concern loss-absorbing capacity ratio	10.1	10.2
Total loss-absorbing capacity ratio	26.9	27.1

Leverage ratios (%)
Going concern leverage ratio	5.3	5.3
of which: common equity tier 1 leverage ratio	3.7	3.7
Gone concern leverage ratio	3.1	3.2
Total loss-absorbing capacity leverage ratio	8.4	8.5

Leverage ratio information

Swiss SRB leverage ratio denominator
CHF billion	31.3.22	31.12.21
Leverage ratio denominator
Swiss GAAP total assets	327.9	320.7
Difference between Swiss GAAP and IFRS total assets	3.0	2.9
Less derivative exposures and SFTs[1]	(13.5)	(9.6)
On-balance sheet exposures (excluding derivative exposures and SFTs)	317.3	313.9
Derivative exposures	5.1	4.3
Securities financing transactions	8.1	5.4
Off-balance sheet items	15.8	16.5
Items deducted from Swiss SRB tier 1 capital	(0.3)	(0.3)
Total exposures (leverage ratio denominator)	346.1	339.8

1 The exposures consist of derivative financial instruments, cash collateral receivables on derivative instruments, receivables from SFTs, and margin loans, as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to SFTs. These exposures are presented separately under Derivative exposures and Securities financing transactions in this table.

Significant regulated subsidiaries and sub-groups | Section 3   UBS Switzerland AG standalone

Capital instruments

Capital instruments of UBS Switzerland AG – key features
Presented according to issuance date.
		Share capital	Additional tier 1 capital
1	Issuer	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland
1a	Instrument number	1	2	3	4	5	6	7	8	9
2	Unique identifier (e.g., CUSIP, ISIN or Bloomberg identifier for private placement)	–	–
3	Governing law(s) of the instrument	Swiss	Swiss
3a	Means by which enforceability requirement of Section 13 of the TLAC Term Sheet is achieved (for other TLAC-eligible instruments governed by foreign law)	n/a	n/a
Regulatory treatment
4	Transitional Basel III rules[1]	CET1 – going concern capital	Additional tier 1 capital
5	Post-transitional Basel III rules[2]	CET1 – going concern capital	Additional tier 1 capital
6	Eligible at solo / group / group and solo	UBS Switzerland AG consolidated and standalone	UBS Switzerland AG consolidated and standalone
7	Instrument type (types to be specified by each jurisdiction)	Ordinary shares	Loan[3]
8	Amount recognized in regulatory capital (currency in millions, as of most recent reporting date)[1]	CHF 10.0	CHF 1,000	CHF 825	USD 425	CHF 475	CHF 500	CHF 700	CHF 675	CHF 825
9	Par value of instrument (currency in millions)	CHF 10.0	CHF 1,000	CHF 825	USD 425	CHF 475	CHF 500	CHF 700	CHF 675	CHF 825
10	Accounting classification[4]	Equity attributable to UBS Switzerland AG shareholders	Due to banks held at amortized cost
11	Original date of issuance	–	18 December 2017	12 December 2018	12 December 2018	11 December 2019	29 October 2020	11 March 2021	2 June 2021	2 June 2021
12	Perpetual or dated	–	Perpetual
13	Original maturity date	–	–
14	Issuer call subject to prior supervisory approval	–	Yes

Capital instruments of UBS Switzerland AG – key features (continued)
Presented according to issuance date.
		Share capital	Additional tier 1 capital
15	Optional call date, contingent call dates and redemption amount	–	First optional repayment date: 18 December 2022	First optional repayment date: 12 December 2023	First optional repayment date: 12 December 2023	First optional repayment date: 11 December 2024	First optional repayment date: 29 October 2025	First optional repayment date: 11 March 2026	First optional repayment date: 2 June 2026	First optional repayment date: 2 June 2028
			Repayable at any time after the first optional repayment date. Repayment subject to FINMA approval. Optional repayment amount: principal amount, together with any accrued and unpaid interest thereon.	Repayable at any time after the first optional repayment date. Repayment subject to FINMA approval. Optional repayment amount: principal amount, together with any accrued and unpaid interest thereon.	Repayable at any time after the first optional repayment date. Repayment subject to FINMA approval. Optional repayment amount: principal amount, together with any accrued and unpaid interest thereon.	Repayable at any time after the first optional repayment date. Repayment subject to FINMA approval. Optional repayment amount: principal amount, together with any accrued and unpaid interest thereon.	Repayable at any time after the first optional repayment date. Repayment subject to FINMA approval. Optional repayment amount: principal amount, together with any accrued and unpaid interest thereon.	Repayable at any time after the first optional repayment date. Repayment subject to FINMA approval. Optional repayment amount: principal amount, together with any accrued and unpaid interest thereon.

Repayable on the first optional repayment date or on any of every second interest payment date thereafter.

Repayment subject to FINMA approval. Optional repayment amount: principal amount, together with any accrued and unpaid interest thereon.

Repayable on the first optional repayment date or on any interest payment date thereafter.

Repayment subject to FINMA approval. Optional repayment amount: principal amount, together with any accrued and unpaid interest thereon.

16	Subsequent call dates, if applicable	–	Early repayment possible due to a tax or regulatory event. Repayment due to a tax event subject to FINMA approval. Repayment amount: principal amount, together with accrued and unpaid interest.

Significant regulated subsidiaries and sub-groups | Section 3   UBS Switzerland AG standalone

Capital instruments of UBS Switzerland AG – key features (continued)
Coupons
17	Fixed or floating dividend / coupon	–	Floating
18	Coupon rate and any related index	–	3-month SARON Compound + 250 bps per annum quarterly	3-month SARON Compound + 489 bps per annum quarterly	3-month SOFR Compound + 561 bps per annum quarterly	3-month SARON Compound + 433 bps per annum quarterly	3-month SARON Compound + 397 bps per annum quarterly	3-month SARON Compound + 337 bps per annum quarterly	3-month SARON Compound + 307 bps per annum quarterly	3-month SARON Compound + 308 bps per annum quarterly
19	Existence of a dividend stopper	–	No
20	Fully discretionary, partially discretionary or mandatory	Fully discretionary	Fully discretionary
21	Existence of step-up or other incentive to redeem	–	No
22	Non-cumulative or cumulative	Non-cumulative	Non-cumulative
23	Convertible or non-convertible	–	Non-convertible
24	If convertible, conversion trigger(s)	–	–
25	If convertible, fully or partially	–	–
26	If convertible, conversion rate	–	–
27	If convertible, mandatory or optional conversion	–	–
28	If convertible, specify instrument type convertible into	–	–
29	If convertible, specify issuer of instrument it converts into	–	–
30	Write-down feature	–	Yes
31	If write-down, write-down trigger(s)	–	Trigger: CET1 ratio is less than 7%

FINMA determines a write-down necessary to ensure UBS Switzerland AG’s viability; or UBS Switzerland AG receives a commitment of governmental support that FINMA determines necessary to ensure UBS Switzerland AG’s viability. Subject to applicable conditions.

32	If write-down, fully or partially	–	Fully
33	If write-down, permanent or temporary	–	Permanent
34	If temporary write-down, description of write-up mechanism	–	–
34a	Type of subordination	Statutory	Contractual
35	Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument in the insolvency creditor hierarchy of the legal entity concerned)

Unless otherwise stated in the articles of association, once debts are paid back, the assets of the liquidated company are divided between the shareholders pro rata based on their contributions and considering the preferences attached to certain categories of shares (Art. 745, Swiss Code of Obligations)

Subject to any obligations that are mandatorily preferred by law, each obligation of UBS Switzerland AG that is unsubordinated or is subordinated and not ranked junior (such as all classes of share capital) or at par (such as tier 1 instruments)

36	Non-compliant transitioned features	–	–
37	If yes, specify non-compliant features	–	–

1 Based on Swiss SRB (including transitional arrangement) requirements.    2 Based on Swiss SRB requirements applicable as of 1 January 2020.    3 Loans granted by UBS AG, Switzerland.    4 As applied in UBS Switzerland AG‘s financial statements under Swiss GAAP.

Section 4  UBS Europe SE consolidated

The table below provides information about the regulatory capital components, capital ratios, leverage ratio and liquidity of UBS Europe SE consolidated based on the Pillar 1 requirements and in accordance with EU regulatory rules and International Financial Reporting Standards.

During the first quarter of 2022, common equity tier 1 was stable. Risk-weighted assets increased by EUR 0.2 billion to EUR 12.5 billion, mainly driven by increases in credit risk and market risk. Leverage ratio exposure increased by EUR 5.6 billion to EUR 52.3 billion, mainly reflecting increases in securities financing transactions, derivatives exposure and cash with central banks.

The average liquidity coverage ratio was stable at 168%, with a EUR 0.8 billion increase in HQLA mostly offset by a EUR 0.7 billion increase in total net cash outflows. The net stable funding ratio was unchanged at 171%, with a EUR 0.3 billion decrease in funding surplus.

KM1: Key metrics[1]
EUR million, except where indicated
		31.3.22	31.12.21	30.9.21[2]	30.6.21[2]	31.3.21[2]
Available capital (amounts)
1	Common Equity Tier 1 (CET1)	2,751	2,764	3,930	3,927	3,721
2	Tier 1	3,041	3,054	4,220	4,217	4,011
3	Total capital	3,041	3,054	4,220	4,217	4,011
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	12,538	12,328	13,472	13,119	14,022
4a	Minimum capital requirement[3]	1,003	986	1,078	1,050	1,122
Risk-based capital ratios as a percentage of RWA
5	CET1 ratio (%)	21.9	22.4	29.2	29.9	26.5
6	Tier 1 ratio (%)	24.3	24.8	31.3	32.1	28.6
7	Total capital ratio (%)	24.3	24.8	31.3	32.1	28.6
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (%)	2.5	2.5	2.5	2.5	2.5
9	Countercyclical buffer requirement (%)	0.1	0.1	0.1	0.1	0.1
10	Bank G-SIB and / or D-SIB additional requirements (%)
11	Total of bank CET1 specific buffer requirements (%)	2.6	2.6	2.6	2.6	2.6
12	CET1 available after meeting the bank’s minimum capital requirements (%)[4]	16.3	16.8	23.4	24.1	20.7
Basel III leverage ratio
13	Total Basel III leverage ratio exposure measure	52,302	46,660	47,208	47,094[5]	43,620
14	Basel III leverage ratio (%)[6]	5.8	6.5	8.9	9.0[5]	9.2
Liquidity coverage ratio (LCR)[7]
15	Total high-quality liquid assets (HQLA)	17,948	17,143	17,108	17,106	17,175
16	Total net cash outflow	10,745	10,091	10,373	10,684	11,003
17	LCR (%)	168	170	165	161	157
Net stable funding ratio (NSFR)[8]
18	Total available stable funding	14,721	15,358	15,458	15,816
19	Total required stable funding	8,624	8,963	9,160	9,631
20	NSFR (%)	171	171	169	164

1 Based on applicable EU regulatory rules.    2 Comparative figures have been restated to align with the regulatory reports as submitted to the European Central Bank (the ECB).    3 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    4 This represents the CET1 ratio that is available for meeting buffer requirements. It is calculated as the CET1 ratio minus 4.5% and after considering, where applicable, CET1 capital that has been used to meet tier 1 and / or total capital ratio requirements under Pillar 1.    5 Comparative figures have been adjusted following the initial CRR II go-live to align with the regulatory reports as submitted to the ECB.    6 On the basis of tier 1 capital.    7 Figures are calculated on a twelve-month average.    8 The local disclosure requirement for the net stable funding ratio came into force in June 2021.

Significant regulated subsidiaries and sub-groups | Section 5   UBS Americas Holding LLC consolidated

Section 5  UBS Americas Holding LLC consolidated

The table below provides information about the regulatory capital components, capital ratios, leverage ratio and liquidity of UBS Americas Holding LLC consolidated, based on the Pillar 1 requirements and in accordance with US Basel III rules and US GAAP.

Effective 1 October 2021, UBS Americas Holding LLC is subject to a stress capital buffer (an SCB) of 7.1%, in addition to the minimum capital requirements. The SCB was determined by the Federal Reserve Board following the completion of the Comprehensive Capital Analysis and Review (based on Dodd–Frank Act Stress Test (DFAST) results and planned future dividends). The SCB, which replaces the static capital conservation buffer of 2.5%, is subject to change on an annual basis or as otherwise determined by the Federal Reserve Board.

During the first quarter of 2022, common equity tier 1 (CET1) was stable. Risk-weighted assets (RWA) decreased by USD 0.3 billion to USD 72.6 billion, mainly driven by a decrease in market risk RWA. Leverage ratio exposure, calculated on an average basis, increased by USD 9.4 billion to USD 197.5 billion, primarily due to increased cash at Federal Reserve Banks.

The average liquidity coverage ratio (the LCR) decreased 8 percentage points, mainly driven by higher deposits generating a USD 3 billion increase in total net cash outflows over the first quarter of 2022.

KM1: Key metrics[1]
USD million, except where indicated
		31.3.22	31.12.21	30.9.21	30.6.21	31.3.21
Available capital (amounts)
1	Common Equity Tier 1 (CET1)	12,926	13,002	14,831	14,477	14,716
2	Tier 1	16,975	17,051	17,877	17,523	17,763
3	Total capital	17,108	17,176	18,485	18,143	18,498
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	72,646	72,979	71,571	69,139	69,481
4a	Minimum capital requirement[2]	5,812	5,838	5,726	5,531	5,558
Risk-based capital ratios as a percentage of RWA
5	CET1 ratio (%)	17.8	17.8	20.7	20.9	21.2
6	Tier 1 ratio (%)	23.4	23.4	25.0	25.3	25.6
7	Total capital ratio (%)	23.6	23.5	25.8	26.2	26.6
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (%)	2.5	2.5	2.5	2.5	2.5
8a	Stress capital buffer requirement (%)	7.1	7.1	6.7	6.7	6.7
9	Countercyclical buffer requirement (%)
10	Bank G-SIB and / or D-SIB additional requirements (%)
11	Total of bank CET1 specific buffer requirements (%)	2.5	2.5	2.5	2.5	2.5
11a	Total bank specific capital requirements (%)	7.1	7.1	6.7	6.7	6.7
12	CET1 available after meeting the bank’s minimum capital requirements (%)[3]	13.3	13.3	16.2	16.4	16.7
Basel III leverage ratio
13	Total Basel III leverage ratio exposure measure	197,541	188,130[4]	175,486	170,985	169,386
14	Basel III leverage ratio (%)[5]	8.6	9.1	10.2	10.2	10.5
14a	Total Basel III supplementary leverage ratio exposure measure[6]	223,482	212,167	199,073	195,617	159,587
14b	Basel III supplementary leverage ratio (%)[5,6]	7.6	8.0	9.0	9.0	11.1
Liquidity coverage ratio (LCR)[7]
15	Total high-quality liquid assets (HQLA)	34,451	32,371	30,058	29,029
16	Total net cash outflow	24,873	21,995	19,548	17,509
17	LCR (%)	139	147	154	166

1 The LCR requirement became effective as of 1 January 2021 and the related disclosure requirement became effective in the second quarter of 2021. The net stable funding ratio requirement became effective as of 1 July 2021 and related disclosures will come into effect in the second quarter of 2023.    2 Calculated as 8% of total RWA, based on total minimum capital requirements, excluding CET1 buffer requirements.    3 This represents the CET1 ratio that is available for meeting buffer requirements. It is calculated as the CET1 ratio minus 4.5%.    4 The Total Basel III leverage ratio exposure measure as of 31 December 2021 has been aligned with UBS Americas Holding LLC’s reported figure in the FR Y-9C report that was filed with the Board of Governors of the Federal Reserve.    5 On the basis of tier 1 capital.    6 US regulatory authorities temporarily eased the requirements for the SLR, permitting the exclusion of US Treasury securities and deposits with the Federal Reserve Banks from the SLR denominator through March 2021. This exclusion resulted in an increase in the SLR of 187 bps on 31 March 2021.    7 Figures are calculated on a quarterly average.

Abbreviations frequently used in our financial reports

A

ABS                 asset-backed securities

AGM               Annual General Meeting of shareholders

A-IRB              advanced internal ratings-based

AIV                  alternative investment vehicle

ALCO              Asset and Liability Committee

AMA               advanced measurement approach

AML                anti-money laundering

AoA                Articles of Association

APM                alternative performance measure

ARR                 alternative reference rate

ARS                 auction rate securities

ASF                 available stable funding

AT1                 additional tier 1

AuM               assets under management

B

BCBS               Basel Committee on Banking Supervision

BIS                   Bank for International Settlements

BoD                 Board of Directors

C

CAO                Capital Adequacy Ordinance

CCAR              Comprehensive Capital Analysis and Review

CCF                 credit conversion factor

CCP                 central counterparty

CCR                counterparty credit risk

CCRC              Corporate Culture and Responsibility Committee

CDS                 credit default swap

CEA                 Commodity Exchange Act

CEO                Chief Executive Officer

CET1               common equity tier 1

CFO                 Chief Financial Officer

CFTC               US Commodity Futures Trading Commission

CGU                cash-generating unit

CHF                 Swiss franc

CIO                 Chief Investment Office

CLS                  Continuous Linked Settlement

C&ORC           Compliance & Operational Risk Control

CRD IV            EU Capital Requirements Directive of 2013

CRM               credit risk mitigation (credit risk) or comprehensive risk measure (market risk)

CST                 combined stress test

CUSIP              Committee on Uniform Security Identification Procedures

CVA                credit valuation adjustment

D

DBO                defined benefit obligation

DCCP              Deferred Contingent Capital Plan

DM                  discount margin

DOJ                 US Department of Justice

DTA                 deferred tax asset

DVA                debit valuation adjustment

E

EAD                 exposure at default

EB                    Executive Board

EC                   European Commission

ECB                 European Central Bank

ECL                  expected credit loss

EGM               Extraordinary General Meeting of shareholders

EIR                   effective interest rate

EL                    expected loss

EMEA              Europe, Middle East and Africa

EOP                 Equity Ownership Plan

EPS                  earnings per share

ESG                 environmental, social and governance

ETD                 exchange-traded derivatives

ETF                  exchange-traded fund

EU                   European Union

EUR                 euro

EURIBOR        Euro Interbank Offered Rate

ESR                  environmental and social risk

EVE                  economic value of equity

EY                    Ernst & Young Ltd

F

FA                    financial advisor

FCA                 UK Financial Conduct Authority

FCT                  foreign currency translation

FINMA            Swiss Financial Market Supervisory Authority

FMIA               Swiss Financial Market Infrastructure Act

FSB                  Financial Stability Board

FTA                  Swiss Federal Tax Administration

FVA                 funding valuation adjustment

FVOCI             fair value through other comprehensive income

FVTPL              fair value through profit or loss

FX                    foreign exchange

G

GAAP              generally accepted accounting principles

GBP                 pound sterling

GCRG             Group Compliance, Regulatory & Governance

GDP                gross domestic product

GEB                 Group Executive Board

GHG               greenhouse gas

GIA                 Group Internal Audit

GMD               Group Managing Director

GRI                  Global Reporting Initiative

G-SIB              global systemically important bank

H

Hong Kong    Hong Kong Special

SAR                 Administrative Region of the People’s Republic of

                        China

HQLA              high-quality liquid assets

I

IAS                  International Accounting Standards

IASB                International Accounting Standards Board

IBOR                interbank offered rate

IFRIC               International Financial Reporting Interpretations Committee

IFRS                 International Financial Reporting Standards

IRB                  internal ratings-based

IRRBB              interest rate risk in the banking book

ISDA                International Swaps and Derivatives Association

ISIN                 International Securities Identification Number

Abbreviations frequently used in our financial reports (continued)

K

KRT                 Key Risk Taker

L

LAS                  liquidity-adjusted stress

LCR                 liquidity coverage ratio

LGD                 loss given default

LIBOR              London Interbank Offered Rate

LLC                  limited liability company

LoD                 lines of defense

LRD                 leverage ratio denominator

LTIP                 Long-Term Incentive Plan

LTV                  loan-to-value

M

M&A               mergers and acquisitions

MiFID II           Markets in Financial Instruments Directive II

MRT                Material Risk Taker

N

NAV                net asset value

NII                   net interest income

NSFR               net stable funding ratio

NYSE               New York Stock Exchange

O

OCA                own credit adjustment

OCI                 other comprehensive income

ORF                 operational risk framework

OTC                over-the-counter

P

PD                   probability of default

PIT                   point in time

P&L                  profit or loss

POCI               purchased or originated credit-impaired

PRA                 UK Prudential Regulation Authority

PRV                 positive replacement value

R

RBA                 role-based allowance

RBC                 risk-based capital

RbM                risk-based monitoring

REIT                 real estate investment trust

RMBS              residential mortgage-backed securities

RniV                risks not in VaR

RoCET1           return on CET1 capital

RoTE               return on tangible equity

RoU                 right-of-use

rTSR                relative total shareholder return

RWA               risk-weighted assets

S

SA                   standardized approach

SA-CCR          standardized approach for counterparty credit risk

SAR                 Special Administrative Region

SBC                 Swiss Bank Corporation

SDG                Sustainable Development Goal

SE                    structured entity

SEC                 US Securities and Exchange Commission

SEEOP             Senior Executive Equity Ownership Plan

SFT                  securities financing transaction

SI                     sustainable investing or

                        sustainable investments

SIBOR             Singapore Interbank Offered Rate

SICR                significant increase in credit risk

SIX                   SIX Swiss Exchange

SME                small and medium-sized entities

SMF                 Senior Management Function

SNB                 Swiss National Bank

SOR                 Singapore Swap Offer Rate

SPPI                 solely payments of principal and interest

SRB                 systemically relevant bank

SRM                specific risk measure

SVaR               stressed value-at-risk

T

TBTF                too big to fail

TCFD               Task Force on Climate-related Financial Disclosures

TIBOR             Tokyo Interbank Offered Rate

TLAC               total loss-absorbing capacity

U

UoM               units of measure

USD                 US dollar

V

VaR                 value-at-risk

VAT                 value added tax

This is a general list of the abbreviations frequently used in our financial reporting. Not all of the listed abbreviations may appear in this particular report.

Cautionary Statement | This report and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s most recent Annual Report on Form 20-F, quarterly reports and other information furnished to or filed with the US Securities and Exchange Commission on Form 6-K, available at ubs.com/investors, for additional information.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes disclosed in text and tables are calculated on the basis of unrounded figures. Absolute changes between reporting periods disclosed in the text, which can be derived from numbers presented in related tables, are calculated on a rounded basis.

Tables | Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Values that are zero on a rounded basis can be either negative or positive on an actual basis.

UBS Group AG

P.O. Box

CH-8098 Zurich

ubs.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

Date:  April 26, 2022